FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 18, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

June 8, 11 and 16, 2004

3.

News Releases

News releases with respect to the material change referred to in this report were issued through newswire services on June 8, 11 and 16, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

On June 8, 2004, Wheaton announced that its shareholders approved the business combination with IAMGold Corporation (“IAMGold”) at Wheaton’s annual and special meeting of shareholders held on June 8, 2004.  More than 79% of Wheaton shareholders present in person or by proxy at the meeting voted to approve the plan of arrangement with IAMGold.

On June 11, 2004, Wheaton announced that it will hold a further vote of its shareholders to approve the business combination with IAMGold on July 6, 2004.  At the request of Wheaton, the holding and conduct of the additional vote has been approved by the Ontario Superior Court of Justice.

On June 16, 2004, Wheaton announced that it has received a written request from Coeur d’Alene Mines Corporation (“CDE”) for a list of Wheaton’s shareholders.  Wheaton is required to provide the list to CDE within 10 days.  CDE is permitted to use the list for certain specified purposes, including in connection with an offer to acquire the shares of Wheaton.

On June 16, 2004, Wheaton also announced that its Board of Directors has appointed a Special Committee of the Board comprised of three independent directors, Douglas Holtby, as Chair, Larry Bell and Ian McDonald.  The Special Committee is to review and consider the IAMGold combination, the unsolicited proposal made to Wheaton by CDE, and any further proposals made to Wheaton or its shareholders by third parties and make recommendations to the Board.  The Special Committee is authorized to engage financial, legal and other advisors to assist it.

5.

Full Description of Material Change

Results of June 8th Meeting

On June 8, 2004, Wheaton announced that its shareholders approved the business combination with IAMGold at Wheaton’s annual and special meeting of shareholders held on June 8, 2004.  More than 79% of Wheaton shareholders present in person or by proxy at the meeting voted to approve the plan of arrangement with IAMGold.

Additional Vote on Arrangement Resolution

On June 11, 2004, Wheaton announced that it will hold a further vote of its shareholders to approve the business combination with IAMGold on July 6, 2004.  At the request of Wheaton, the holding and conduct of the additional vote has been approved by the Ontario Superior Court of Justice.

Proxy and Voting Procedures for July 6th Meeting

Wheaton shareholders as at the close of business on April 28, 2004 will be entitled to vote at the July 6, 2004 meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), shareholders who purchased shares after April 28 may request (until June 25) that they be entitled to vote at the meeting.

Proxies relating to the special resolution to approve the plan of arrangement with IAMGold which were deposited prior to or at the annual and special meeting of shareholders of Wheaton held on June 8, 2004, including proxies deposited after the prior proxy cut-off of 11:00 am on June 4, 2004, will be valid for the purposes of the July 6, 2004 vote unless revoked.

A new form of proxy will be sent to shareholders of record as of April 28, 2004.  In order to be valid, a proxy must be received by the Secretary of Wheaton c/o CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver British Columbia V6E 3X1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the new meeting.

Registered shareholders of Wheaton who have submitted proxies and wish to revoke their proxies should follow the procedures set forth in the joint management information circular dated April 30, 2004 of Wheaton and IAMGold.  Non-registered shareholders of Wheaton who wish to revoke voting instructions previously delivered to brokers or other intermediaries through which their Wheaton shares are held should contact their brokers or other intermediaries.

Request for Shareholder List

On June 16, 2004, Wheaton announced that it has received a written request from CDE for a list of Wheaton’s shareholders.  Wheaton is required to provide the list to CDE within 10 days.  CDE is permitted to use the list for certain specified purposes, including in connection with an offer to acquire the shares of Wheaton.

Appointment of Special Committee of the Board

On June 16, 2004, Wheaton also announced that its Board of Directors has appointed a Special Committee of the Board comprised of three independent directors, Douglas Holtby, as Chair, Larry Bell and Ian McDonald.  The Special Committee is to review and consider the IAMGold combination, the unsolicited proposal made to Wheaton by CDE, and any further proposals made to Wheaton or its shareholders by third parties and make recommendations to the Board.  The Special Committee is authorized to engage financial, legal and other advisors to assist it.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 18th day of June, 2004.

Per:

/s/Peter Barnes

Peter Barnes

Executive Vice President and

Chief Financial Officer